UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

April 4, 2013	Commission File Number: 0001284823

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F       ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the First Quarter Fiscal Year 2013

Havant, UK — April 4, 2013 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of data storage technology, today announced results for the first fiscal quarter ended February 28, 2013. Revenues for the first quarter were $195.6 million, a decrease of 34% compared to revenues of $295.7 million for the same period in the prior year.

For the first quarter, GAAP net loss was $5.1 million, or $0.19 per share, compared to GAAP net income of $10.9 million, or $0.38 per diluted share, in the same period last year. Non-GAAP net loss was $3.6 million, or $0.13 per share, compared to non-GAAP net income of $11.4 million, or $0.40 per diluted share, in the same quarter a year ago(1).

Gross profit margin in the first quarter was 18.9%, compared to 17.9% in the same period last year and 14.5% in the prior quarter. The increase from the prior quarter primarily reflects variation in product and customer mix in both our Enterprise Data Storage Solutions and Capital Equipment business segments.

During the first quarter, the Company declared and paid a one-time special dividend and accelerated its quarterly dividend, paying both in December 2012 at a total cost of $56.3 million. The Company’s cash balance amounted to $92.8 million at the end of the first quarter compared to $117.2 million at the end of the prior quarter.

Today, the Company also announced that its Board of Directors has approved a quarterly cash dividend of $0.075 per share, unchanged from the prior quarterly dividend. The dividend will be payable on May 2, 2013 to shareholders of record as of the close of business on April 18, 2013. This dividend represents a quarterly payout of approximately $2.1 million in aggregate, or $8.4 million on an annualized basis.

“We had a solid first quarter with revenues above our expectations. We are focused on being responsive to our customers’ requirements and on improving operating efficiencies in both of our business units as we go forward in 2013,” said Ernie Sampias, Interim CEO of Xyratex.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

•                  Revenue in the second fiscal quarter of 2013 is projected to be in the range of $190 million to $220 million.

•                  Fully diluted earnings per share is anticipated to be between a loss of $0.21 and earnings of $0.03 on a GAAP basis in the second quarter. On a non-GAAP basis, fully diluted earnings per share is anticipated to be between a loss of $0.15 and earnings of $0.09. Non-GAAP earnings per share excludes amortization of intangible assets, equity compensation expense, specified non-recurring items and related taxation expense.

Conference Call Information

The company will host a conference call to discuss its results at 1:30 p.m. PT/4:30 p.m. ET on Thursday, April 4, 2013.

The conference call can be accessed online via the company’s website www.xyratex.com/investors, or by telephone as follows:

United States	(800) 510-9691
Outside the United States	(617) 614-3453
Passcode	76698487

A replay will be available via the company’s website www.xyratex.com/investors, or can be accessed by telephone through April 11, 2013 as follows:

United States	(888) 286-8010
Outside the United States	(617) 801-6888
Passcode	21255596

(1) Non-GAAP net income (loss) and diluted earnings (loss) per share exclude (a) amortization of intangible assets, (b) equity compensation expense, (c) the tax effects related to (a) and (b) and (d) the recognition of a Malaysia deferred tax asset in the first quarter of fiscal 2012. Reconciliations of non-GAAP net income (loss) and diluted earnings (loss) per share to GAAP net income (loss) and diluted earnings (loss) per share are included in tables immediately following the condensed consolidated statements of cash flow.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable GAAP measures should be carefully evaluated. The non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

The company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b)

equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred, (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income (loss) of the change in tax expense that would have been recorded if these items had not been incurred and (d) the recognition of the Malaysia deferred tax asset relates to the non-renewal of certain tax incentive arrangements in 2012, is non-recurring and will reverse if the incentive arrangements are renewed.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings (loss) per share data (on a GAAP and non-GAAP basis) for the second quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Factors that might cause such a difference include our inability to retain major customers and meet the required technical and performance specifications of our products in a timely manner or at all, the cyclical nature of the markets in which we operate, changes in our customers’ volume requirements, our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, deterioration in global economic conditions, diminished growth in the volume of digital information, patent infringement claims and our inability to protect our intellectual property and the impact of natural disasters. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 001-35766). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry, and hard disk drive (HDD) capital equipment for the HDD industry. Xyratex enterprise data storage platforms provide a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer and High Performance Computing communities. As the largest capital equipment supplier to the HDD industry, Xyratex enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in North America, Asia and Europe.

Contacts:

Vice President of Investor Relations

Brad Driver

Tel: +1 (510) 687-5260

Email: bdriver@xyratex.com

Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,
	February 28, 2013	February 29, 2012
	(US dollars in thousands, except per share amounts)

Revenues	$195,597	$295,666
Cost of revenues	158,663	242,627
Gross profit	36,934	53,039

Operating expenses:
Research and development	24,409	24,668
Selling, general and administrative	17,798	16,778
Amortization of intangible assets	492	970
Total operating expenses	42,699	42,416
Operating income (loss)	(5,765)	10,623
Interest income, net	80	186
Income (loss) before income taxes	(5,685)	10,809
Provision (benefit) for income taxes	(550)	(52)
Net income (loss)	$(5,135)	$10,861

Net earnings (loss) per share:
Basic	$(0.19)	$0.39
Diluted	$(0.19)	$0.38

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	27,202	27,750
Diluted	27,202	28,786

Cash dividends declared per share	$2.08	$0.07

Comprehensive income (loss):
Net income (loss)	$(5,135)	$10,861
Unrealized gain (loss) on forward foreign currency contract	(2,231)	1,080
Reclassification of loss (gain) into net income (loss)	(235)	422

Total comprehensive income (loss)	$(7,601)	$12,363

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	February 28,	November 30,
	2013	2012
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$92,823	$117,174
Accounts receivable, net	98,848	132,917
Inventories	144,259	171,605
Prepaid expenses	4,158	3,134
Deferred income taxes	205	228
Other current assets	5,255	7,121
Total current assets	345,548	432,179
Property, plant and equipment, net	40,860	40,194
Intangible assets, net	15,783	14,975
Deferred income taxes	25,329	23,929
Total assets	$427,520	$511,277

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$72,068	$82,125
Employee compensation and benefits payable	15,316	17,961
Deferred revenue	9,227	18,521
Income taxes payable	633	369
Other accrued liabilities	18,082	17,767
Total current liabilities	115,326	136,743
Long-term debt	—	—
Total liabilities	$115,326	$136,743

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 27,558 and 27,024 issued and outstanding	$275	$270
Additional paid-in capital	356,120	354,593
Accumulated other comprehensive income (deficit)	(1,603)	863
Accumulated income (deficit)	(42,598)	18,808
Total shareholders’ equity	312,194	374,534
Total liabilities and shareholders’ equity	$427,520	$511,277

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended,
	February 28,	February 29,
	2013	2012
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(5,135)	$10,861
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,019	4,160
Amortization of intangible assets	492	970
Non-cash equity compensation	1,532	1,713
(Gain) loss on sale of assets	—	(50)
Deferred income taxes	(555)	(754)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	34,069	48,599
Inventories	27,346	11,728
Prepaid expenses and other current assets	(309)	865
Accounts payable	(10,057)	(46,337)
Employee compensation and benefits payable	(2,645)	(572)
Deferred revenue	(9,294)	5,501
Income taxes payable	264	664
Other accrued liabilities	(1,822)	(3,123)
Net cash provided by operating activities	37,905	34,225

Cash flows from investing activities:
Investments in property, plant and equipment	(4,685)	(4,168)
Payment for acquisition of intangible assets	—	(3,500)
Acquisition of business	(1,300)	—
Net cash used in investing activities	(5,985)	(7,668)

Cash flows from financing activities:
Proceeds from issuance of shares	—	8
Dividends to shareholders	(56,271)	(3,355)
Net cash used in financing activities	(56,271)	(3,347)
Change in cash and cash equivalents	(24,351)	23,210
Cash and cash equivalents at beginning of period	117,174	132,630
Cash and cash equivalents at end of period	$92,823	$155,840

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended
	February 28,	February 29,
	2013	2012
	(US dollars in thousands, except per share amounts)
Summary Reconciliation Of GAAP Net Income (Loss) To Non-GAAP Net Income (Loss)

GAAP net income (loss)	$(5,135)	$10,861

Amortization of intangible assets	492	970
Equity compensation	1,532	1,713
Tax effect of above non-GAAP adjustments	(466)	(671)
Malaysia deferred tax asset recognized	—	(1,489)

Non-GAAP net income (loss)	$(3,577)	$11,384

Summary Reconciliation Of Diluted GAAP Earnings (Loss) Per Share To Diluted Non-GAAP Earnings (Loss) Per Share

Diluted GAAP earnings (loss) per share	$(0.19)	$0.38

Amortization of intangible assets	0.02	0.03
Equity compensation	0.06	0.06
Tax effect of above non-GAAP adjustments	(0.02)	(0.02)
Malaysia deferred tax asset recognized	—	(0.05)

Diluted non-GAAP earnings (loss) per share	$(0.13)	$0.40

Segmental Information

Revenues:
Enterprise Data Storage Solutions	$176,546	$272,069
HDD Capital Equipment	19,051	23,597
Total	$195,597	$295,666

Gross profit:
Enterprise Data Storage Solutions	$31,531	$47,113
HDD Capital Equipment	5,508	6,027
Equity compensation	(105)	(101)
Total	$36,934	$53,039

Summary Of Equity Compensation

Cost of revenues	$105	$101
Research and development	460	662
Selling, general and administrative	967	950

Total equity compensation	$1,532	$1,713

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: April 4, 2013	By:	/s/ Richard Pearce
		Name:	Richard Pearce
		Title:	Chief Financial Officer